Banco Itaú Holding Financeira S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

 25% SHARE BONUS

BANCO ITAÚ HOLDING FINANCEIRA S.A. wishes to announce to Stockholders and to the Market in general that the Central Bank of Brazil, in its order of May 15, 2008, ratified the increase in the company’s subscribed capital stock to R$ 17 billion through the capitalization of revenue reserves and a 25% share bonus in accordance with the resolution of the Ordinary and Extraordinary General Meeting held on April 23, 2008.

In the light of this approval, Stockholders are notified that the bonus shall be effective in the Stock Exchanges as from May 30, 2008, as follows:

In the domestic market:

➢	the stockholders shall receive 1 (one) new share free of charge for each lot of 4 (four) shares of the same type held on May 30, 2008;

➢	the new shares will be authorized for trading as of June 2, 2008 and be fully entitled to earnings announced as of May 30, 2008, including monthly dividends to be paid July 1, 2008, in the amount of R$ 0.012 per share;

➢	the cost attributed to the bonus shares is R$ 4.54088 per share, pursuant to Paragraph 1 of Article 25 of SRF Normative Instruction 25/2001;

In the international market:

➢
in the United States Market (NYSE), where currently each ADR - American Depositary Receipt represents 1 (one) preferred share, investors shall receive  1 (one) new ADR for each lot of 4 (four) ADRs held;

➢
in the Argentinean Market (BCBA), where currently each CEDEAR – Certificado de Depósito Argentino represents 1 (one) preferred share, investors shall receive 1 (one) new CEDEAR for each lot of  4 (four) CEDEARs held.

São Paulo-SP, May 16, 2008.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer